NEWS RELEASE

INTEROIL ANNOUNCES RESULTS OF ANNUAL
AND SPECIAL MEETING

June 22, 2010 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) is pleased to announce that at its annual and special meeting of shareholders held on June 22, 2010 all matters put before shareholders at the meeting were approved, including the election of Phil Mulacek, Christian Vinson, Roger Grundy, Gaylen Byker, Roger Lewis and Ford Nicholson as directors, and ratification and approval of the Shareholder Rights Plan, as amended.
The amendments to the Plan were minor and were made to: (i) recognise that InterOil's shares are no longer traded on a Canadian stock exchange in Canadian dollars and (ii) recognise the increase in the market price of the Corporation's common shares from US$35.00 on May 25, 2007, the last trading day before the effective date of the Shareholder Rights Agreement, to US$58.21 on May 17, 2010. The Shareholder Rights Plan was originally approved by shareholders in 2007 and will expire on May 29, 2013.  It is an important tool for the protection of shareholders as it provides a well accepted and frequently adopted remedy to certain limitations of applicable securities legislation by creating a basis for a fair auction process if a bidder makes an offer for InterOil’s common shares.  A copy of the amending agreement to the Shareholder Rights Plan and the Shareholder Rights Agreement dated May 27, 2010 are available at www.sedar.com.

About InterOil Corporation
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600